UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2022

Miso Robotics, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11112

Delaware	81-2995859

(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

680 East Colorado Blvd Pasadena, CA	91101

(Address of principal executive offices)	(Zip Code)

626-244-8053

Registrant’s telephone number, including area code

Series C Preferred Stock
Series D Preferred Stock Series E Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Semi-Annual Report, the terms “Miso Robotics”, “Miso”, “we”, “us”, “our”, or “the Company” refers to Miso Robotics, Inc.

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

Operating Results

The Company generated revenue of $82,600 during the six-month period ending June 30, 2022, this was compared to $0 in revenue during the six-month period ending June 30, 2021. This revenue was primarily from monthly software as a service fees from two customers, Caliburger and White Castle. A form of the master services agreement that each customer has signed can be found in the Exhibits of this Offering Circular. Cost of net revenue during the six-month period ending June 30, 2022 was $531,895, most due higher costs resulting in producing, deploying, and supporting Flippy 2 units for pilots and deployments. As the Company continues to scale deployments and production of Flippy 2 units, we expect our cost of net revenues to decrease as a percentage of revenue.

The Company also incurred $20,400,491 in operating expenses, related to research & development, sales & marketing, and general & administrative during the six-month period ended June 30, 2022. Research & development was $10,156,692 of this total, as compared to $3,227,898 during the prior period. This increase was due to increased product development efforts at the Company, primarily due to increased full time product and engineering hires and increased external consulting costs. By comparison, the Company incurred $5,915,767 in operating expenses related to research & development, sales & marketing, and general & administrative during the six-month period ended June 30, 2021. $4,859,546 of sales and marketing in the six-month period ended June 30, 2022 was related to the marketing of the Company’s Series E financing round.

Sales and marketing expenses for the Company’s Series C and D fundraising rounds were recognized in December 2021 year end financials due to audit adjustments, and so are not fully displayed for the six-month period ended June 30, 2021. However, for the twelve month period ending December 31, 2021, the Company incurred approximately $7,000,000 in sales and marketing expenses related to marketing of its Series C and Series D financing rounds.

The Company expects to continue to see operating losses as it continues grow revenue and acquire new customers over the next twelve to eighteen months.

Liquidity and Capital Resources

As of June 30, 2022, the Company’s cash on hand was $8,487,110 as compared to $13,742,525 as of June 30, 2021. However, the Company’s inventory balance was $4,391,531 as of June 30, 2022, as compared to $731,180 as of June 30, 2021, reflecting increasing demand from both existing customers and new potential customers for the Company’s products.

The Company’s liabilities as of June 30, 2022 were $13,603,076 as compared to $2,369,641 as of June 30, 2021. The major increases in liabilities were due to higher accounts payable, which grew given the Company’s higher operating expenses as compared to the six-month period ended June 30, 2021. Additionally, the Company into a capital lease facility during the six-month period ended June 30, 2022 in order to finance production of its product. This capital lease was not in effect in 2021. Finally, the Company recognized a right of use liability and corresponding asset totaling $6,309,488 for the operating lease for its new office space.

The Company closed its Series E financing round to new subscriptions on June 23, 2022, and in total raised approximately $22,976,893 in gross proceeds by selling 2,286,258 shares of Series E Preferred Stock. The Company expects to continue to fundraise through the end of this year and potentially in 2023 in order to support operations and growth as it continues to deploy more products and increase its number of customers.

Trend Information

The Company’s primary focus is to execute its go-to-market strategy by continuing to sign new customers for both pilot engagements and larger scale deployments, as well as continuing to service existing customers such as White Castle, Caliburger, Chipotle, Panera Bread, and Inspire Brands.

The Company continues to make product enhancements and improvements on all of its product lines, including Flippy 2, Flippy Lite, and CookRight. Additionally, it is advancing product development for Sippy, its automated drink dispenser, and is planning to begin manufacturing and deploying these units starting in 2023.

The restaurant and food services industry is ripe for disruption, especially as labor costs increase and the overall pool of labor in the industry becomes scarce. The Company believes it is in a unique position to take advantage of changes in the industry by helping future customers increase labor utilization, decrease labor costs, and improve overall throughput and profitability.

MISO ROBOTICS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022

UNAUDITED

MISO ROBOTICS, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2022	2021
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,487,110	$13,742,525
Accounts receivable, net	79,650	31,650
Inventory	4,391,531	731,180
Deferred offering costs	-	419,129
Prepaid expenses and other current assets	255,595	6,875
Total current assets	13,213,886	14,931,359
Property and equipment, net	1,355,327	783,003
Deposits	2,095,436	173,917
Right of use asset	6,309,488	-
Total assets	$22,974,137	$15,888,279

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$4,899,837	$2,195,449
Accrued expenses and other current liabilities	172,456	174,192
Total current liabilities	5,072,293	2,369,641
Capital lease	2,221,295	-
Right of use liability	6,309,488	-
Total liabilities	13,603,076	2,369,641

Commitments and contingencies

Stockholders' equity (deficit):
Series E convertible preferred stock, $0.0001 par value, 7,462,686 shares authorized, 1,607,946 and 0 shares issued and outstanding as of June 30, 2022 and December 31, 2021; liquidation preference of $16,159,861 as of June 30, 2022	158	-
Series D convertible preferred stock, $0.0001 par value, 706,464 shares authorized, 402,847 shares isused and outstanding as of June 30, 2022 and December 31, 2021; liquidation preference of $22,809,197 as of June 30, 2022 and December 31, 2021	40	40
Series C convertible preferred stock, $0.0001 par value, 1,748,252 shares authorized, 1,518,093 shares issued and outstanding as of June 30, 2022 and December 31, 2021; liquidation preference of $26,050,476 as of June 30, 2022 and December 31, 2021	152	152
Series B convertible preferred stock, $0.0001 par value, 997,616 shares authorized, issued and outstanding as of June 30, 2022 and December 31, 2021; liquidation preference of $10,050,083 as of June 30, 2022 and December 31, 2021	100	100
Series A convertible preferred stock, $0.0001 par value, 769,784 shares authorized, issued and outstanding as of June 30, 2022 and December 31, 2021; liquidation preference of $3,164,433 as of June 30, 2022 and December 31, 2021	77	77
Common stock, $0.0001 par value, 80,000,000 and 70,000,0000 shares authorized as of June 30, 2022 and December 31, 2021, respectively; 12,187,353 and 12,165,650 shares issued and outstanding as of June 30, 2022 and December 31, 2021	1,218	1,216
Additional paid-in capital	81,400,964	66,182,996
Subscription receivable	(6,875)	(1,188,848)
Non-controlling interests	(301,775)	(50)
Accumulated deficit	(71,738,998)	(51,477,045)
Total stockholders' equity (deficit)	9,371,061	13,518,638
Total liabilities and stockholders' equity (deficit)	$22,974,137	$15,888,279

See accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2022	2021

	(unaudited)
Net revenue	$82,600	$-
Cost of net revenue	531,895	-
Gross profit (loss)	(449,295)	-

Operating expenses:
Research and development	10,156,692	3,227,898
Sales and marketing	5,045,508	331,850
General and administrative	5,198,291	2,356,019
Total operating expenses	20,400,491	5,915,767

Loss from operations	(20,849,786)	(5,915,767)

Other income (expense):
Interest expense	-	(349,459)
Interest income	9,896	-
Other income	66,290	-
Total other income (expense), net	76,186	(349,459)

Provision for income taxes	-	-
Net loss	$(20,773,600)	$(6,265,226)

Net loss attributable to noncontrolling interests	(511,646)	-
Net loss attributable to Miso Robotics stockholders	$(20,261,953)	$(6,265,226)

Weighted average common shares outstanding - basic and diluted	12,176,517	11,823,399
Net loss per common share - basic and diluted	$(1.71)	$(0.53)

See accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

	Series E Convertible		Series D Convertible		Series C Convertible		Series B Convertible		Series A Convertible								Total
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Additional Paid-in	Subscription	Noncontrolling	Accumulated	Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Interests	Deficit	(Deficit)
Balances at December 31, 2020	-	$-	-	$-	979,868	$98	997,616	$100	769,784	$77	12,124,595	$1,212	$32,264,796	$(7,469,164)	-	$(26,341,232)	(1,544,113)
Issuance of Series C preferred stock	-	-	-	-	341,925	34	-	-	-	-	-	-	5,869,801	7,469,164	-	-	13,338,999
Conversion of venture debt into preferred stock	-	-	-	-	196,300	20	-	-	-	-	-	-	2,247,687	-	-	-	2,247,707
Issuance of Series D preferred stock	-	-	1,573	-	-	-	-	-	-	-	-	-	89,063	-	-	-	89,063
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	278,907	-	-	-	278,907
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(1,591,271)	-	-	-	(1,591,271)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(6,265,226)	(6,265,226)
Balances at June 30, 2021 (unaudited)	-	$-	1,573	$-	1,518,093	$152	997,616	$100	769,784	$77	12,124,595	$1,212	$39,158,983	$-	$-	$(32,606,458)	$6,554,066

Balances at December 31, 2021	-	$-	402,847	$40	1,518,093	$152	997,616	$100	769,784	$77	12,165,650	$1,216	$66,182,996	$(1,188,848)	$(50)	$(51,477,045)	$13,518,637
Issuance of Series D preferred stock	-	-	-	-	-	-	-	-	-	-	-	-	-	1,188,848	-	-	1,188,848
Issuance of Series E preferred stock	1,589,852	158	-	-	-	-	-	-	-	-	-	-	15,978,015	(6,875)	-	-	15,971,298
Issuance of common stock of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-		-	209,922	-	209,922
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	21,733	2	16,476	-	-	-	16,478
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	507,358	-	-	-	507,358
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(1,267,881)	-	-	-	(1,267,881)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(511,646)	(20,261,953)	(20,773,600)
Balances at June 30, 2022 (unaudited)	1,589,852	$158	402,847	$40	1,518,093	$152	997,616	$100	769,784	$77	12,187,383	$1,218	$81,416,964	$(6,875)	$(301,775)	$(71,738,998)	$9,371,061

See accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2022	2021

	(unaudited)
Cash flows from operating activities:
Net loss	$(20,773,600)	$(6,265,226)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	507,358	278,907
Amortization of debt discount	-	263,302
Depreciation and amortization expense	168,325	53,560
Changes in operating assets and liabilities:
Accounts receivable	(48,000)	95,285
Inventory	(3,660,351)	(248,334)
Prepaid expenses and other current assets	(248,720)	(9,009)
Accounts payable	2,704,388	618,658
Accrued expenses and other current liabilities	(1,736)	(241,808)
Deferred rent	-	(1,256)
Net cash used in operating activities	(21,352,335)	(5,455,921)
Cash flows from investing activities:
Purchases of property and equipment	(740,649)	(50,841)
Deposits	(1,921,519)	-
Net cash provided by (used in) investing activities	(2,662,168)	(50,841)
Cash flows from financing activities:
Proceeds from issuance of preferred stock	17,160,146	13,428,062
Issuance of common stock of subsidiary	209,922	-
Proceeds from capital lease facility	2,221,295	-
Repayments of venture debt	-	(1,212,500)
Exercise of stock options	16,478	-
Offering costs	(848,752)	(1,591,271)
Net cash provided by financing activities	18,759,088	10,624,291
Net decrease in cash and cash equivalents	(5,255,415)	5,117,530
Cash and cash equivalents at beginning of period	13,742,525	1,767,841
Cash and cash equivalents at end of period	$8,487,110	$6,885,371

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$172,577

Supplemental disclosure of non-cash investing and financing activities:
Conversion of venture debt and accrued interest to preferred stock	$-	$2,520,416
Right of use asset	$6,309,488	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

1.	NATURE OF OPERATIONS

Miso Robotics, Inc. (the “Company”) was incorporated on June 20, 2016 as Super Volcano, Inc. under the laws of the State of Delaware. The Company changed its name to Miso Robotics, Inc. on October 3, 2016. The Company develops and manufactures artificial intelligence-driven robots that assist chefs to make food at restaurants. The Company is headquartered in Pasadena, California.

In November 2021, the Company became a founding stockholder in Ally Robotics, Inc., (“Ally”) a Delaware corporation whereby the Company was issued 6,600,000 shares of Ally’s common stock in exchange for a 93% interest in Ally. As such, Ally became a subsidiary of the Company (see Note 3). Ally was formed to build affordable, safe, lightweight, and smart robotic arms for the restaurant industry.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $20,773,600 and $6,265,226 for the six months ended June 30, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the six months ended June 30, 2022 and 2021. As of June 30, 2022, the Company had an accumulated deficit of $71,738,998 and cash of $8,487,110, relative to negative operating cash flows of $21,352,335 in 2022. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Principles of Consolidation

These consolidated financial statements include the accounts of Miso Robotics and Ally since November 30, 2021. All inter-company transactions and balances have been eliminated in consolidation.

Stock Split

On January 11, 2022, the Company effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2022 and December 31, 2022, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of June 30, 2022 and December 31, 2021, the Company had cash of $8,237,110 and $13,241,359, respectively, in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Accounts Receivable

Accounts receivable are derived from products and services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of June 30, 2022 and December 31, 2021, the Company had an allowance for doubtful accounts of $16,875 and $62,160, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of June 30, 2022 and December 31, 2021, inventory consisted of robotic raw materials purchased from the Company’s suppliers. Management reviews its inventory for obsolescence and impairment as it is determined necessary. Inventory that is held for future sale but was deployed under revenue generating contracts in 2021 was amortized on a straight-line basis for the portion of its expected useful life used during the period to reduce the carrying value to the net realizable value and recognize the costs associated with the revenue activities.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense is recognized using the straight-line method over the estimated useful life of each asset, as follows:

Estimated Useful Life
Computer equipment and software	2 - 3 years
Kitchen equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of lease term or 5 years

Estimated useful lives are periodically assessed to determine if changes are appropriate. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation or amortization are eliminated from the consolidated balance sheet and any resulting gains or losses are included in the consolidated statement of operations loss in the period of disposal.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. The Company did not record any impairment losses on long-lived assets during the six months ended June 30, 2022 or 2021.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the six months ended June 30, 2022 and 2021 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from hardware and software usage of its installed units as well as consulting services. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted.

Hardware

Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are installed as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the products, and payments from such customers are due upon invoicing. Orders or set-up fees that have been paid but performance obligations have not been met are recorded to deferred revenue.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Software

Software as a service (SaaS) and usage fees are recognized as revenue as the performance obligation is satisfied over time. Revenue is recognized monthly over the life of the contract. Service fees that have been invoiced or paid but performance obligations have not been met are recorded to deferred revenue.

Consulting

Consulting services are recognized at the point in time when the performance obligation has been completed.

Disaggregation of Revenue

The following table presents the Company's revenue disaggregated by revenue source:

	Six Months Ended
	June 30,
	2022	2021

	(unaudited)
Consulting and services	$10,000	$-
Software and usage fees	72,600	-
	$82,600	$-

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of June 30, 2022 and December 31, 2021.

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent a set-up fee prepayment received from a customer in advance of performance obligations met.

Cost of Net Revenues

Cost of net revenues consists primarily of inventory sold, parts used in building machines for sale, tooling and supplies, depreciation of certain equipment, allocations of facility costs, and allocations of personnel time in assembly, installation, and servicing.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the six months ended June 30, 2022 and 2021 amounted to approximately $4,175,000 and $9,210,000, respectively, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

During the six months ended June 30, 2022 and 2021, there were less than 5 customers accounting for all of the customer’s revenues, and accounts receivable at June 30, 2022 and December 31, 2021.

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive As of June 30, 2022 and December 31, 2021, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2022 and 2021 are as follows:

	Six Months Ended
	June 30,
	2022	2021

	(unaudited)
Series A Preferred Stock (convertible to common stock)	5,388,488	5,388,488
Series B Preferred Stock (convertible to common stock)	6,983,312	6,983,312
Series C Preferred Stock (convertible to common stock)	10,626,651	10,626,651
Series D Preferred Stock (convertible to common stock)	2,819,929	11,011
Series E Preferred Stock (convertible to common stock)	11,128,965	-
Common stock warrants	2,656,829	2,574,173
Options to purchase common stock	8,665,634	6,194,615
Total potentially dilutive shares	48,269,808	31,778,250

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASU 2016-02 on January 1, 2022. See Note 9.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022 and it did not have any effect on the consolidated financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	June 30,	December 31,
	2022	2021
	(unaudited)
Computer equipment and software	$318,563	$220,876
Kitchen and lab equipment	200,043	120,533
Furniture and fixtures	160,052	47,620
Leasehold improvements	1,118,195	667,534
	1,796,853	1,056,203
Less: Accumulated depreciation	(441,525)	(273,200)
	$1,355,327	$783,003

Depreciation and amortization expense of $168,325 and $53,560 for the six months ended June 30, 2022 and 2021, respectively, were included in general and administrative expenses in the consolidated statements of operations.

5.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	June 30,	December 31,
	2022	2021
	(unaudited)
Accrued personnel costs	$40,405	$34,486
Accrued legal and professional fees	132,051	114,706
Other	-	25,000
	$172,456	$174,192

6.	STOCKHOLDERS’ EQUITY (DEFICIT)

On January 11, 2022, the Company amended its Certificate of Incorporation and effected a 7-for-1 forward stock split of its authorized, designated, issued and outstanding shares of common stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split. The Series A – D preferred stock conversion prices were proportionally adjusted as a result of the stock split. Furthermore, the Company increased its authorized shares of common and preferred stock to 80,000,000 shares and 11,684,802 shares, respectively, including 7,462,686 shares designated as Series E preferred stock.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Convertible Preferred Stock

The Company has issued Series A, Series B, Series C, Series D and Series E convertible preferred stock (collectively referred to as “Preferred Stock”). As of January 11, 2022, the Company's certificate of incorporation, as amended and restated, authorized the Company to issue a total of 11,684,802 shares of Preferred Stock, of which 769,784 shares were designated as Series A Preferred Stock, 997,616 shares were designated as Series B Preferred Stock, 1,748,252 shares were designated as Series C Preferred Stock, 706,464 shares were designated as Series D Preferred Stock, and 7,462,686 were designated as Series E Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

In 2021, the Company completed its Regulation A+ offering and issued 1,236,905 shares of Series C preferred stock at a price of $17.16 per share for gross proceeds of $21,098,623 and issued 84,888 shares of Series C preferred stock at a price of $20.59 per share for gross proceeds of $1,747,844.

In 2021, the Company completed its Regulation A+ offering and issued 125,517 shares of Series D preferred stock at a price of $56.62 per share for gross proceeds of $7,103,911 and issued 277,330 shares of Series D preferred stock at a price of $67.93 per share for gross proceeds of $18,838,153.

In April 2021, the Company converted principal of $2,422,148 and accrued interest of $272,709 of venture debt to Series C Preferred Stock at a per share price of $13.728, a 20% discount to the offering per share price of $17.16, into 196,300 shares of Series C Preferred Stock.

In 2022, the Company initiated a Regulation A+ offering and issued 1,607,947 shares of Series E preferred stock at a price of $10.05 per share for gross proceeds of $16,159,861.

The holders of the Preferred Stock have the following rights and preferences:

Voting

The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote.

The holders of Series B preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company. The holders of Series A preferred stock, voting exclusively and as a separate class, are entitled to elect one director of the Company.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Dividends

The Company shall not declare, pay or set aside any dividends on shares of other classes of capital stock unless the holders of Preferred Stock then outstanding shall first receive, or simultaneously receive, on a pari passu basis, a dividend on each outstanding share of Preferred Stock on an as-converted basis.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the Series B, Series C, Series D and Series E stockholders, on a pari passu basis, shall be entitled to a liquidation preference equal to the greater of (i) the original issuance price applicable to each series, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares of Series B, Series C, Series D, and Series E preferred stock been converted into common stock. Upon this completion, the Series A stockholders will then be entitled to a liquidation preference in the same manner. After the payment of all preferential amounts to preferred stockholders, the remaining assets available for distribution shall be distributed among common stockholders on a pro-rata basis. The liquidation preference per share for Series A, Series B, Series C, Series D and Series E preferred stock are $4.1108, $10.0744, $17.16, $56.62 and $10.05 respectively.

The total liquidation preferences as of June 30, 2022 and December 31, 2021 amounted to $78,234,050 and $62,074,189, respectively.

Conversion

Each share of Preferred Stock is convertible into common stock, at the option of the holder, at any time after the date of issuance. In addition, each share of Preferred Stock will be automatically converted into shares of common stock at the applicable conversion ratio then in effect (i) upon the closing of a firm-commitment public offering resulting in at least $100,000,000 of gross proceeds to the Company at a price of at least $21.00 per share of common stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, or (ii) upon the written consent of the holders of a majority of the then-outstanding shares of Preferred Stock, voting together as a single class.

The conversion ratio of each series of Preferred Stock is determined by dividing the original issue price of each series by the conversion price of each series. The conversion price per share is $0.59 for Series A preferred stock, $1.44 for Series B preferred stock, $2.45 for Series C preferred stock and $8.09 for Series D preferred stock, each subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization.  Accordingly, As of June 30, 2022 and December 31, 2021, each share outstanding of each series of Preferred Stock was convertible into shares of common stock on a one-for-seven basis.

Common Stock

The Company authorized 70,000 shares as of December 31, 2021. The Company increased its authorized shares to 80,000,000 in January 2022.

In 2022, the Company’s subsidiary Ally Robotics issued common stock pursuant to a Regulation A+ offering for proceeds of $209,922.

Common stockholders have voting rights of one vote per share and are entitled to elect one director of the Company. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

In 2022, the Company issued 21,733 shares of common stock pursuant to exercises of stock options for proceeds of $16,476.

7.	STOCK-BASED PAYMENTS

Common Stock Warrants

As of June 30, 2022 and December 31, 2021, the Company had 2,656,829 warrants outstanding with a weighted average exercise price of $1.51 per share, all of which were exercisable.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Super Volcano, Inc. 2016 Stock Plan

The Company has adopted the Super Volcano, Inc. 2016 Stock Plan (“2016 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2016 Plan was 3,264,842 shares as of June 30, 2022. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2016 Plan’s inception. As of June 30, 2022, there were 130,449 shares available for grant under the 2016 Plan. Stock options granted under the 2016 Plan typically vest over a four-year period.

Miso Robotics, Inc. 2017 Stock Plan

The Company has adopted the Miso Robotics, Inc. 2017 Stock Plan (“2017 Plan”), as amended and restated, which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2017 Plan was 8,068,774 shares as of June 30, 2022. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options and restricted common stock comprise all of the awards granted since the 2017 Plan’s inception. As of June 30, 2022, there were 295,820 shares available for grant under the 2017 Plan. Stock options granted under the 2017 Plan typically vest over a four-year period.

A summary of information related to stock options for the six months ended June 30, 2022 is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value
Outstanding as of December 31, 2021	6,625,752	$0.85	$6,716,453
Granted	2,302,369	1.86
Exercised	(21,733)	1.09
Forfeited	(240,754)	1.35
Outstanding as of June 30, 2022 (unaudited)	8,665,634	$1.10	$6,367,746

Exercisable as of June 30, 2022 (unaudited)	3,661,713	$0.69	$4,269,253

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Six Months Ended
	June 30,
	2022	2021

	(unaudited)
Risk-free interest rate	1.82% - 2.89%	1.08%
Expected term (in years)	7.00	6.08
Expected volatility	70.00%	70.00%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the six months ended June 30, 2022 was $2,770,346, including $1,638,181 pertaining to performance-based options. Stock-based compensation expense for stock options of $507,358 and $191,570 was recognized under FASB ASC 718 for the six months ended June 30, 2022 and 2021, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $4,377,105 (including performance-based options which were not yet met) and $2,114,117 as of June 30, 2022 and December 31, 2021, respectively, and will be recognized over a weighted average period of 25 months as of June 30, 3022.

Restricted Common Stock

As of June 30, 2022 and December 31, 2021, the Company had 2,164,015 restricted shares of common stock under the 2017 Plan outstanding, respectively. As of June 30, 2022, all shares were vested.

Classification

Stock-based compensation expense was classified in the statements of operations as follows:

	Six Months Ended
	June 30,
	2022	2021

	(unaudited)
Research and development expenses	$350,077	$48,482
General and administrative expenses	157,281	230,425
	$507,358	$278,907

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.	COMMITMENTS AND CONTINGENCIES

Lease Agreements

In August 2017, the Company entered into an operating lease to sublease office space. The lease term commenced on December 1, 2017 and expires on May 31, 2023. The lease agreement requires base rent payments of $9,000 per month with annual escalations of approximately 3%. The lease required a security deposit of $150,000.

In May 2018, the Company entered into an operating lease for office and lab space. The lease term commenced on June 1, 2018 and expired on May 31, 2020. The lease agreement required monthly base rent payments of $15,075 through May 31, 2019 and $15,527 for the year thereafter, plus operating costs estimated at $950 per month. The lease required a security deposit of $31,055 and advance rent payment of $46,581, which were returned in 2020.

In June 2018, the Company entered into an operating lease to lease kitchen facilities. The lease term commenced on June 1, 2018, expired on May 31, 2020, and was renewed for an additional two-year term to May 31, 2022. The lease agreement required  monthly base rent payments of $4,000 through May 31, 2019 and $4,120 - $4,371 for the years thereafter, plus operating costs of $500 per month.

In November 2021, the Company entered into an operating lease for office space. The lease term commenced on November 1, 2021 and expires on October 31, 2026 with an option to extended for an additional sixty month period. The lease agreement requires base rent payments of $21,250 per month with annual escalations of approximately 3%, plus $1,803 in common area charges per month. The lease required a security deposit of $23,917, which is refundable at the end of the lease term.

MISO ROBOTICS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In January 2022, the Company entered into an operating lease for office space located in Pasadena, California. The lease term commences on April 1, 2022 and expires on April 30, 2028, with an option to extend for an additional sixty month period. The lease agreement requires base rent payments of $48,365 per month starting on the lease commencement date and $93,475 per month starting on January 1, 2023, which includes the monthly base rent for the must-take space, with annual escalations of approximately 3%, plus approximately a 21% share of the premise real estate taxes and operating costs. The lease requires a letter of credit for $1,753,036. The lease includes an improvement allowance of $754,470.

The Company adopted ASC 842 on January 1, 2022 and recognized a right of use asset and liability of $6,309,488 using a discount rate of 8.0%.

Rent expense for the six months ended June 30, 2022 and 2021 was $348,995 and 275,554 and $90,298, respectively.

From April to June 2022, the Company received $2,221,295 in proceeds from its capital lease facility with Farnam Street Financial. The Company’s total line of credit for the facility is up to $3,000,000.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

9.	SUBSEQUENT EVENTS

From July 1, 2022 through the issuance date, the Company has received additional proceeds from the issuance of Series E preferred stock of approximately $6,500,000.

In July 2022, the Company entered into a short-term promissory note with Future VC, LLC, a related party, for $1,500,000.

Management has evaluated subsequent events through September 18, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

INDEX TO EXHIBITS

2.1 Seventh Amended and Restated Certificate of Incorporation*

2.2 Bylaws*

3.1 Form of Promissory Note*

3.2 Form of Warrant*

4.1 Miso Robotics Form of Series E Subscription Agreement*

6.1 Note Purchase Agreement*

6.2 Rise of Miso, LLC Promissory Note*

6.3 Future VC SPV, LLC Promissory Note*

6.4 Form of Master Services Agreement*

11.1 Consent of Independent Auditor*

*Filed as an exhibit to the Miso Robotics, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11964) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Miso Robotics, Inc.

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer, Principal Accounting Officer, Director
Miso Robotics, Inc.
Date: September 28, 2022

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ James Jordan
James Jordan, Director
Miso Robotics, Inc.
Date: September 28, 2022

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer, Principal Accounting Officer, Director
Miso Robotics, Inc.
Date: September 28, 2022

By	/s/ Michael Bell
Michael Bell, Chief Executive Officer
Miso Robotics, Inc.
Date: September 28, 2022